EXHIBIT 12

AMERICAN ELECTRIC POWER COMPANY, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in millions except ratio data)

	Year Ended December 31,					Twelve Months Ended	Nine Months Ended
	2002	2003	2004	2005	2006	9/30/2007	9/30/2007
EARNINGS
Income Before Income Tax Expense, Minority Interest Expense and Equity Earnings	$814	$872	$1,684	$1,453	$1,477	$1,642	$1,375
Fixed Charges (as below)	1,048	1,050	989	916	1,002	1,095	816
Preference Security Dividend Requirements of Consolidated Subsidiaries	(18)	(15)	(9)	(10)	(4)	(4)	(3)
Total Earnings	$1,844	$1,907	$2,664	$2,359	$2,475	$2,733	$2,188

FIXED CHARGES
Interest Expense	$775	$814	$781	$697	$732	$829	$615
Credit for Allowance for Borrowed Funds Used During Construction	32	24	22	36	82	78	60
Estimated Interest Element in Lease Rentals	223	197	177	173	184	184	138
Preference Security Dividend Requirements of Consolidated Subsidiaries	18	15	9	10	4	4	3
Total Fixed Charges	$1,048	$1,050	$989	$916	$1,002	$1,095	$816

Ratio of Earnings to Fixed Charges	1.75	1.81	2.69	2.57	2.47	2.49	2.68